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                                        Filed by Intersil Corporation pursuant
                                        to Rule 425 under the Securities Act of
                                        1933 and deemed filed pursuant to Rule
                                        14a-12 of the Securities Exchange Act of
                                        1934.

                                        Subject Company: Xicor, Inc.
                                        Commission File Number: 333-113027

IMMEDIATE RELEASE

Contact:  Meghan Dalton                           Geraldine Hench
          Intersil Investor Relations             CFO, Xicor, Inc.
          Tel: (321) 729-5738                     Tel: (408) 546-3348
          E-Mail: mdalton@intersil.com            E-Mail: investors@xicor.com


                   Intersil Corporation To Acquire Xicor, Inc.
            -- Advances position as a high performance analog leader

Milpitas, Calif., March 14, 2004 - Intersil Corporation (NASDAQ: ISIL) and Xicor, Inc. (NASDAQ: XICO) today announced the signing of a definitive agreement for Intersil to acquire Xicor. With this acquisition, Intersil, a world leader in the design and manufacture of high performance analog solutions, significantly expands its portfolio of high growth, standard analog products. Under the terms of the agreement, each Xicor shareholder will receive the value of $8.00 per share in cash and 0.335 a share of Intersil common stock (equivalent to $15.58 per share of Xicor stock, based on the closing price of Intersil stock on March 12, 2004). Each Xicor shareholder may elect to receive all cash, stock, or a combination of cash and stock, subject to proration based on the total cash and shares available in the merger. This reflects an aggregate purchase price of approximately $529 million.

The transaction combines two strong high performance analog companies and significantly strengthens Intersil's portfolio of general purpose standard analog solutions. Xicor is a leader in digital potentiometers and system management products that complement Intersil's current standard analog portfolio. Xicor also has a rapidly expanding portfolio of real time clocks, voltage references, power sequencing and display products that provide a natural extension to Intersil's leadership position in the computing

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power management and flat panel display markets. This will be the second analog acquisition for Intersil, which acquired Elantec Semiconductor, Inc. in May
2002.

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Intersil to Acquire Xicor, Page Two

In addition to the compelling strategic opportunity that this acquisition provides, the combined company will have a highly profitable operating model that also generates significant cash. Both companies reported strong revenue growth in 2003, and with a combined investment of 19% of sales in research and development, the combined company is well positioned to continue to outperform the analog industry. Intersil and Xicor both exited 2003 with gross margins over 56% and positive cash flow from operations. Demonstrating its ongoing commitment to improved profitability, Intersil also expects to improve its cost structure through the consolidation of the two companies. With these cost savings and excluding the impact of amortization expenses, Intersil expects the acquisition to have no impact to its 2004 earnings per share and to be accretive to its 2005 earnings per share.

"Xicor is a recognized leader in standard products for the high performance analog market," said Rich Beyer, Intersil's President and CEO. "Following the acquisition of Elantec and our divestiture of the wireless networking business, the acquisition of Xicor further solidifies our position as a pure-play high performance analog company. The addition of Xicor's exceptional management team, its deep analog expertise, and its outstanding standard analog product portfolio will greatly strengthen and diversify Intersil's position in the high margin, general purpose standard analog market. Furthermore, we believe that combining these businesses will allow Intersil to more rapidly achieve its long term profitability model."

"We are very pleased to join Intersil's team," said Lou DiNardo, Co-Chairman, President and CEO of Xicor. "This business combination will result in a very powerful value proposition to customers, investors and employees." Upon the close of the transaction, Mr. DiNardo will serve as Intersil's Executive Vice President of Standard Linear Products.

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Intersil to Acquire Xicor, Page Three

The boards of directors of both companies have unanimously approved the definitive agreement. The transaction is subject to customary regulatory approvals and a Xicor shareholder vote, and is expected to close by the end of the second quarter of calendar 2004. After the transaction, Intersil will have approximately 156 million fully diluted shares outstanding, with current Intersil shareholders owning approximately 92% and current Xicor shareholders owning approximately 8% of the combined company's shares.

Piper Jaffray & Co. served as financial advisor to Intersil on the transaction and Wachovia Securities served as financial advisor to Xicor.

Investors and interested parties within the United States may listen to the Intersil-Xicor conference call Monday, March 15 at 5:30 a.m. Pacific/8:30 a.m. Eastern by dialing (888) 957-9820 and providing the operator with the pass code INTERSIL. International callers may connect to the call by dialing (210) 234-0025. A replay of the Intersil-Xicor conference call will be available for one week beginning on March 15 at 7:00 a.m. Pacific/10:00 a.m. Eastern by calling (888) 566-0499 in the US or (402) 998-0665 Internationally. Confirmation code for the replay is INTERSIL. A live webcast will also be available on Intersil's Investor Relations homepage at http://www.intersil.com/investor and on Xicor's website at www.xicor.com. A replay will be available until March 22, 2004.

About Intersil

Intersil Corporation, a NASDAQ-100 Index company, is a leader in the design and manufacture of high performance analog semiconductors. The company's products address three of the industry's fastest growing markets: flat panel displays, optical storage (CD and DVD recordable) and power management. Intersil products include power management devices for battery management, hot-swap and hot-plug controllers, linear regulators, supervisory ICs, switching DC-DC regulators and power MOSFET drivers; optical storage laser diode drivers; DSL line drivers; video and high performance operational amplifiers; data converters; interface ICs; analog switches and multiplexers; crosspoint switches; voice-over-IP devices; and ICs for military, space and rad-hard applications. For more information about Intersil or to find out how to become a member of our winning team, visit the company's web site and career page at www.intersil.com.

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Intersil to Acquire Xicor, Page Four

About Xicor

Xicor designs, develops and markets high performance analog mixed-signal integrated circuits used in communications, computing, networking and industrial applications. Xicor's Mixed-Signal Products include data conversion products, power management integrated circuits, and application specific standard products and interface devices. Xicor's programmable analog mixed-signal components regulate, control, convert and manage various voltages and currents using a serial interface and internal EEPROM.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based on Intersil Corporation's ("Intersil") and Xicor, Inc.'s ("Xicor") current expectations, estimates, beliefs, assumptions, and projections about Intersil's and Xicor's business and industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," and variations of these words or similar expressions, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could vary materially and adversely from those expressed in any forward-looking statements as a result of various risk factors.

Important risk factors that may cause such material differences for Intersil and Xicor in connection with Intersil's acquisition of Xicor include, but are not limited to: the risks inherent in acquisitions (including integration issues: costs and unanticipated expenditures; changing relationships with customers, suppliers, and strategic partners; potential contractual, employment and intellectual property issues; risks of not securing regulatory approvals; accounting treatment and charges; and the risks that the acquisition cannot be completed successfully, or that the anticipated benefits of the acquisition are not realized); the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products; silicon wafer pricing and the availability and quality of foundry and assembly capacity and raw materials; the effectiveness of Intersil's and Xicor's expense and product cost control and reduction efforts; intellectual property disputes, customer indemnification claims, and other litigation risks; Intersil's and Xicor's ability to develop, market and transition to volume production new products and technologies in a timely manner; failure of the stockholders of Xicor to approve the merger; and other economic, business, competitive and/or regulatory factors affecting the businesses of Intersil and Xicor generally. Intersil's

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Intersil to Acquire Xicor, Page Five

recent Annual Reports on Form 10-K, and other Intersil and Xicor filings with the U.S. Securities and Exchange Commission ("SEC") (which you may obtain for free at the SEC's Web site at *www.sec.gov**) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Intersil and Xicor undertake no obligation to update or revise these forward-looking statements.

ADDITIONAL INFORMATION

In connection with the proposed merger, Xicor will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS OF XICOR ARE ADVISED TO READ XICOR'S PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders of Xicor may obtain a free copy of Xicor's proxy statement/prospectus and other documents filed by Intersil or Xicor at the SEC's Web site at *http://www.sec.gov**. Xicor's proxy statement/prospectus and such other documents may also be obtained for free from Intersil or from Xicor, as applicable, by directing such request to Intersil Corporation, General Counsel, 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618, Telephone: (949) 341-7062; or to Xicor, Inc., Attention: Corporate Secretary, 933 Murphy Ranch Road, Bldg. 4, Milpitas, CA 95035, Telephone: (408) 432-8888.

*  = Less than
** = Greater than